Sub-Item 77C
                 Matters Submitted to a Vote of Security Holders


At the Special Meeting of Stockholders held on April 18, 2006 shares were voted as summarized below on the following proposal presented to Shareholders:

To approve a new Investment Advisory Agreement between the Fund and Ironwood Investment Management, LLC:

        For                                 Against           Abstain

        2,166,945                   27,926                    163,391